Exhibit 99.1

British American Tobacco Announces Pricing of $3,500,000,000 Notes Offering

London, United Kingdom; September 3, 2019 – British American Tobacco p.l.c. (“BAT”) today announces that B.A.T Capital Corporation (the “Issuer”), a wholly owned subsidiary of BAT, has priced an offering of $3,500,000,000 aggregate principal amount of guaranteed debt securities, consisting of (1) $1,000,000,000 2.789% Notes due 2024; (2) $1,000,000,000 3.215% Notes due 2026; (3) $500,000,000 3.462% Notes due 2029; and (4) $1,000,000,000 4.758% Notes due 2049 (collectively, the “Notes”). The issuance is expected to close on September 6, 2019, subject to customary closing conditions.

The Notes will be fully and unconditionally guaranteed on a senior and unsecured and joint and several basis by BAT, B.A.T. Netherlands Finance B.V., B.A.T. International Finance p.l.c. and Reynolds American Inc. (together, the “Guarantors”).

BAT intends to use the net proceeds of the offering of the Notes to refinance upcoming maturities, to potentially redeem prior to maturity some of the BAT Group’s bonds and for general corporate purposes.

BofA Securities, Inc., Barclays Capital Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and HSBC Securities (USA) Inc. are acting as joint book-running managers for the proposed offering.

The offering of the Notes will be made under BAT’s existing effective shelf registration statement on file with the Securities and Exchange Commission (the “SEC”), which is available online at www.sec.gov. A preliminary prospectus supplement and accompanying prospectus describing the terms of the offering and other information relating to the Issuer and the Guarantors have been filed with the SEC. The shelf registration statement, the preliminary prospectus supplement and the accompanying prospectus and the final prospectus supplement, when available, may be obtained, free of charge, by contacting BofA Securities, Inc. at +1 800 294 1322, Barclays Capital Inc. at +1 888 603 5847, Citigroup Global Markets Inc. at +1 800 831 9146, Deutsche Bank Securities Inc. at +1 866 811 8049, or HSBC Securities (USA) Inc. at +1 866 811 8049.

The preliminary prospectus supplement is also available at:

https://www.sec.gov/Archives/edgar/data/1275283/000119312519236042/d770456d424b5.htm

The shelf registration statement is also available at:

https://www.sec.gov/Archives/edgar/data/1275283/000119312519195742/d776937df3asr.htm

This communication shall not constitute an offer to sell nor a solicitation of an offer to buy the Notes. This offering is being made only pursuant to the Form F-3 registration statement, the prospectus supplement and the accompanying prospectus and only to such persons and in such jurisdictions as is permitted under applicable law.

About British American Tobacco p.l.c.

British American Tobacco (BAT) is one of the world’s leading, multi-category consumer goods companies, providing tobacco and nicotine products to millions of consumers around the world. It employs over 55,000 people, with market leadership in over 50 countries and factories in 48. Its Strategic Portfolio is made up of its global cigarette brands and a growing range of potentially reduced-risk products. These include vapour, tobacco heating products, modern oral products including tobacco-free nicotine pouches, as well as  traditional oral products such as snus and moist snuff. In 2018, BAT and its subsidiaries (the “BAT Group”) generated revenue of £24.5 billion and profit from operations of £9.3 billion.

Forward-Looking Statements

This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the BAT Group operates.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this announcement. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; changes in domestic or international tax laws and rates; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; changes or differences in domestic or international economic or political conditions; adverse decisions by domestic or international regulatory bodies; the impact of market size reduction and consumer down-trading; translational and transactional foreign exchange rate exposure; the impact of serious injury, illness or death in the workplace; the ability to maintain credit ratings and to fund the business under the current capital structure; the inability to develop, commercialise and roll-out Potentially Reduced-Risk Products; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and the Group undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.

Additional information concerning these and other factors can be found in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F filed on 15 March 2019 and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the British American Tobacco website www.bat.com.

United Kingdom

The communication of the prospectus supplement and the accompanying prospectus and any other documents or materials relating to the Notes is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the U.K. Financial Services and Markets Act 2000 (“FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at and may be communicated to (1) those persons who are existing members or creditors of the Group or other persons within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) any other persons to whom these documents and/or materials may lawfully be communicated.

European Economic Area Retail Investors

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to, any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (1) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (2) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (3) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

Enquiries:

Investor Relations
Mike Nightingale / Rachael Brierley / John Harney
+44 (0) 20 7845 1180 / 1519 / 1263

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